AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12 , 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                      TO

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              GIDDINGS & LEWIS, INC.
                            (Name of Subject Company)


                             GIDDINGS & LEWIS, INC.
                       (Name of Person Filing Statement)


                   COMMON STOCK, PAR VALUE $0.10 PER SHARE
         (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)


                                  375048-10-5
                    (CUSIP Number of Class of Securities)


                             TODD A. DILLMANN, ESQ.
                        CORPORATE COUNSEL AND SECRETARY
                                142 DOTY STREET
                         FOND DU LAC, WISCONSIN  54935
                                 (414) 921-4100
          (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of the
                        person(s) filing statement)


                                With a Copy to:

                         CHARLES W. MULANEY, JR., ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                              333 W. WACKER DRIVE
                          CHICAGO, ILLINOIS  60606
                               (312) 407-0700



                    This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 8, 1997, (the "Schedule 14D-9"), relating to the offer by DSFA Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Harnischfeger Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $.10 par value per share (the "Common Shares"), together with (unless and until the Purchaser declares the Rights Condition is satisfied) the Rights, of Giddings & Lewis, Inc., a Wisconsin corporation (the "Company"), at a price of $19 per Common Share (and associated Rights), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
          Schedule 14D-9.

          ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED

                    On May 12, 1997, Mr. Isles sent a letter to Mr. Grade in response to Mr. Grade's letter to Mr. Isles, dated May 9, 1997. The full text of such letter is filed herewith as Exhibit 15.

          ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 14 Text of Press release issued by Giddings & Lewis, Inc., dated May 12, 1997.

          Exhibit 15     Text of Letter from Marvin L. Isles to
                         Jeffrey T. Grade, dated May 12, 1997.



                                  SIGNATURE

                    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    GIDDINGS & LEWIS, INC.

                                    BY: /s/  DOUGLAS E. BARNETT
                                       -------------------------
                                    Name:    Douglas E. Barnett
                                    Title:   Vice President and
                                                Corporate Controller

          Dated:  May 12, 1997



                                EXHIBIT INDEX

          Exhibit No.    Description
          -----------    -----------
          *Exhibit 1     Excerpts from the Company's Proxy
                         Statement, dated March 21, 1997, relating
                         to the Company's 1997 Annual Meeting of
                         Shareholders
          *Exhibit 2     Form of Amended and Restated Key Executive
                         Employment and Severance Agreement
          *Exhibit 3     Company's Management Stock Purchase
                         Program, as Amended and Restated, dated
                         April 30, 1997
          *Exhibit 4     Amendment to Company's 1989 Stock Option
                         Award Agreement, dated April 30, 1997
          *Exhibit 5     Amendment to Company's 1989 Restricted
                         Stock Award Agreement, dated April 30,
                         1997
          *Exhibit 6     Form of Amendment to Company's 1993
                         Restricted Stock Award Agreement, dated
                         April 30, 1997
          *Exhibit 7     Text of Letter to Shareholders of the
                         Company, dated May 8, 1997
          *Exhibit 8     Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 8, 1997
          *Exhibit 9     Opinion of Credit Suisse First Boston
                         Corporation, dated May 7, 1997
          *Exhibit 10    Complaint seeking Declaratory and
                         Injunctive Relief filed in the United
                         States District Court for the Eastern
                         District of Wisconsin on April 25, 1997.
          *Exhibit 11    Class Action seeking Declaratory and
                         Injunctive Relief filed in the Circuit
                         Court of Milwaukee County, Wisconsin, on
                         May 6, 1997
          *Exhibit 12    Text of Press Release issued by Giddings &
                         Lewis, Inc., dated May 8, 1997
          *Exhibit 13    Resolutions Authorizing Amendment of the
                         Supplemental Executive Retirement Plan,
                         dated April 30, 1997
          Exhibit 14     Text of Press release issued by Giddings &
                         Lewis, Inc., dated May 12, 1997
          Exhibit 15     Text of Letter from Marvin L. Isles to
                         Jeffrey T. Grade, dated May 12, 1997

          _____________________________________

          *    Previously Filed.




                                  EXHIBIT 14



 FOR IMMEDIATE RELEASE

 FOR INFORMATION:
 Douglas E. Barnett       Patricia B. Meinecke     Mike Pascale/Rhonda Barnat
 Giddings & Lewis, Inc.   Giddings & Lewis, Inc.   Abernathy MacGregor
 Vice President and       Director of              212/371-5999
      Controller            Communications
 414/929-4374             414/929-4212


                                 NEWS RELEASE

           GIDDINGS & LEWIS RESPONDS TO HARNISCHFEGER'S REQUEST FOR
                                 INFORMATION


          OFFER TO EXECUTE CUSTOMARY CONFIDENTIALITY AND STANDSTILL
                             AGREEMENT STILL OPEN


          FOND DU LAC, WI, MAY 12, 1997 -- GIDDINGS & LEWIS, INC.
          (NASDAQ: GIDL) Giddings & Lewis sent the following letter to Harnischfeger today. The text is as follows:

          May 12, 1997

          Mr. Jeffery T. Grade
          Chairman and Chief Executive Officer
          Harnischfeger Industries, Inc.
          3600 South Lake Drive
          St. Francis, WI  53235-3716

          Dear Mr. Grade:

          Your letter of May 9 requests that we provide you with information about Giddings & Lewis. You will remember that on April 25 we offered to furnish such information if you would execute a customary confidentiality and standstill agreement. This offer remains open. At that time you declined, stating that you had no need for additional information.

          Your request gives absolutely no reason as to how our providing you with information could be of any possible benefit to Giddings & Lewis or its stockholders. On May 7, our Board concluded that the Harnischfeger offer was inadequate and not in the best interests of Giddings & Lewis stockholders. We do not believe it is in our stockholder's best interests to provide Harnischfeger information merely to better enable it to pursue an offer that we find inadequate. Nor do we think our stockholders would be well served by our giving into demands that we immediately terminate our review of strategic alternatives and allow you to proceed with your inadequate offer.

          Harnischfeger has complained that our Board of Directors is using the provisions of Wisconsin corporate law and Giddings & Lewis' stockholder rights plan to facilitate its review of alternatives. You suggest that the Board has no right to allow such barriers to exist between your inadequate offer and Giddings & Lewis stockholders. Our Board of Directors is committed to serving the best interests of our stockholders and it will use the proper means available to do so. Moreover, we note that Harnischfeger has maintained for itself the protections of the Delaware business combinations statute and that its board has adopted its own stockholder rights plan for the benefit of Harnischfeger's stockholders.

          We have no doubt that all your actions and requests are motivated by what you believe to be in the best interests of Harnischfeger stockholders. We serve a different constituency. Be assured that our Board of Directors will continue to act in the best interests of Giddings & Lewis stockholders.


          Sincerely,

          /s/ MARVIN L. ISLES
          Marvin L. Isles
          Chairman and Chief Executive Officer


          Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

          To receive Giddings & Lewis's latest news at no charge via fax, simply call Company News On Call 1-800-758-5804, ext. 119821. Internet address: http://www.giddings.com



                                  EXHIBIT 15

                     [GIDDINGS & LEWIS, INC. LETTERHEAD]


                                        May 12, 1997

          Mr. Jeffrey T. Grade
          Chairman and Chief Executive Officer
          Harnischfeger Industries, Inc.
          3600 South Lake Drive
          St. Francis, WI 53235-3716

          Dear Mr. Grade:

          Your letter of May 9 requests that we provide you with information about Giddings & Lewis. You will remember that on April 25 we offered to furnish such information if you would execute a customary confidentiality and standstill agreement. This offer remains open. At that time you declined, stating that you had no need for additional information.

          Your request gives absolutely no reason as to how our providing you with information could be of any possible benefit to Giddings & Lewis or its stockholders. On May 7, our Board concluded that the Harnischfeger offer was inadequate and not in the best interests of Giddings & Lewis stockholders. We do not believe it is in our stockholder's best interests to provide Harnischfeger information merely to better enable it to pursue an offer that we find inadequate. Nor do we think our stockholders would be well served by our giving into demands that we immediately terminate our review of strategic alternatives and allow you to proceed with your inadequate offer.

          Harnischfeger has complained that our Board of Directors is using the provisions of Wisconsin corporate law and Giddings & Lewis' stockholder rights plan to facilitate its review of alternatives. You suggest that the Board has no right to allow such barriers to exist between your inadequate offer and Giddings & Lewis stockholders. Our Board of Directors is committed to serving the best interests of our stockholders and it will use the proper means available to do so. Moreover, we note that Harnischfeger has maintained for itself the protections of the Delaware business combinations statute and that its board has adopted its own stockholder rights plan for the benefit of Harnischfeger's stockholders.

          We have no doubt that all your actions and requests are motivated by what you believe to be in the best interests of Harnischfeger stockholders. We serve a different constituency. Be assured that our Board of Directors will continue to act in the best interests of Giddings & Lewis stockholders.


                                        Sincerely,

                                        /s/ MARVIN L. ISLES
                                        Marvin L. Isles
                                        Chairman and Chief Executive Officer